Urovant Sciences Ltd.

Suite 1, 3rd Floor

11-12 St. James’s Square

London SW1Y 4LB

United Kingdom

VIA EDGAR

November 22, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Attention:         Gregory Dundas

Re:	Urovant Sciences Ltd.

Registration Statement on Form S-3

File No. 333-234620

Dear Mr. Dundas:

Urovant Sciences Ltd., an exempted limited company incorporated under the laws of Bermuda (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-234620) be accelerated and that it be declared effective on November 26, 2019 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Gibson, Dunn & Crutcher LLP, may orally request via telephone call that such Registration Statement be declared effective.

Please direct any questions regarding this request to, and please orally confirm once the Registration Statement has been declared effective with, Ryan Murr of Gibson, Dunn & Crutcher LLP at (415) 393-8373.

Sincerely,

/s/ Keith A. Katkin
Principal Executive Officer

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP